EXHIBIT 99.1

Brookfield Renewable Announces Strong Second Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, NEWS, Aug. 02, 2024 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, “BEP”) today reported financial results for the three and six months ended June 30, 2024.

“We had another strong quarter, building on our momentum to start to the year with operating results and growth initiatives that position us to deliver our target 10%+ FFO per unit growth target for 2024. We were successful deploying significant capital into opportunities that further enhance the market-leading reach and scale of our business. Our investments focused on adding leading platforms in attractive markets with scale operating businesses and development pipelines that complement our current operations and further diversify our cash flows,” said Connor Teskey, CEO of Brookfield Renewable. “Renewables are not simply a decarbonization solution, they are a growth enabler. They are the lowest cost source of bulk power, and as more renewables come online, it makes more low-cost electricity available to businesses, which facilitates even greater demand – all while decarbonizing global electricity grids. With this backdrop, we remain focused on leveraging our access to scale capital and global team to continue growing our capabilities and delivering differentiated solutions to our partners.”

	For the three months ended June 30		For the six months ended June 30
US$ millions (except per unit amounts), unaudited	2024	2023	2024	2023
Net income (loss) attributable to Unitholders	$(154)	$(39)	$(274)	$(71)
– per LP unit(1)	(0.28)	(0.10)	(0.51)	(0.20)
Funds From Operations (FFO)(2)	339	312	635	587
– per Unit(2)(3)	0.51	0.48	0.96	0.91

Brookfield Renewable reported FFO of $339 million in the quarter, representing a 9% increase compared to the prior year, or $0.51 per unit. Our strong results reflect growth from M&A and organic development, as well as the benefits of our increasingly diverse operating fleet. After deducting non-cash depreciation and other expenses including marking-to-market on certain hedging instruments, our Net loss attributable to Unitholders for the three months ended June 30, 2024 was $154 million.

Key highlights:

  Deployed, or committed to deploy $8.6 billion of capital ($970 million net to Brookfield Renewable) across multiple investments globally.
  Advanced commercial priorities securing contracts to deliver an incremental 2,700-gigawatt hours per year of generation, of which ~90% of development was contracted with corporate customers, building on the success of our recently announced partnership with Microsoft to deliver over 10,500 megawatts of renewable capacity between 2026 and 2030.
  Commissioned ~1,400 megawatts of new renewable energy capacity in the quarter and continue to expect to bring on ~7,000 megawatts this year.
  Executed asset sales generating over $400 million in proceeds (~$250 million net to Brookfield Renewable) or two times our invested capital, and advanced initiatives that are expected to generate approximately $3 billion of total proceeds ($1.3 billion net to Brookfield Renewable) this year.
  Strong balance sheet with $4.4 billion of available liquidity providing significant flexibility to continue investing in growth and development.

Growing Where the Demand is

During the quarter, we successfully invested in businesses with established operating portfolios and development pipelines in attractive markets, where demand for clean power is growing. Further, our growth activities this quarter enabled us to expand into some new high value renewables markets, where broader Brookfield has been a prominent and successful investor for years.

Along with our institutional partners we signed an agreement to acquire ~53% of the outstanding shares of publicly-listed Neoen. Neoen is a leading global renewable platform with best-in class management and market leading positions in each of France, Australia and the Nordics. The company has 8,000 megawatts of highly contracted operating or under construction assets, and a 20,000-megawatt advanced stage pipeline with completed technical studies, and land and interconnection already secured.

Neoen’s three core markets represent some of the fastest growing markets for renewables, with strong corporate demand and high barriers to entry. The addition of Neoen to our portfolio immediately makes us a top player in each of these very attractive markets, where we can supplement Neoen’s local capabilities with our commercial, procurement and operating expertise. With our combined capabilities and access to capital, we intend to support the company, with a view to increasing Neoen’s development activities, to meet increasing demand for renewable energy.

In addition, the transaction will enable us to enhance on our ability to serve the needs of the largest corporate customers globally. In particular the mega-cap technology players have increasingly large requirements given their growing investment in data center development to support cloud and AI technologies. We are continuing to differentiate ourselves with our large operating fleet and expansive development pipeline, which now stands at over 230,000 megawatts, of which approximately 65,000 megawatts has advanced stage land, interconnection and permitting status in core renewable markets. This large, advanced pipeline and our credibility in delivering projects continues to enhance our position as the partner of choice for the largest buyers of clean power.

After regulatory approvals, which are expected in the fourth quarter of this year, we will launch a tender offer for the remaining shares of Neoen. Our offer to acquire 100% of the outstanding shares of the company is for $6.7 billion ($540 million net to Brookfield Renewable).

Along with our institutional partners, we acquired Leap Green, a leading wind focused commercial and industrial renewable business in India with ~500 megawatts of operating capacity and an almost 3,000-megawatt development pipeline for ~$200 million (~$40 million net by Brookfield Renewable). We began investing in the Indian market in 2017 and now operate one of the largest renewable energy businesses in the country, with over 3,000 megawatts of operating assets and a ~20,000-megawatt development pipeline.

We made our first investment in South Korea, a very attractive market for renewables with strong policy objectives and corporate demand for clean power that is outpacing supply. With our institutional partners we acquired the operating and development platform of Hanmaeum Energy, a full-service platform with 340 megawatts of operating and near construction distributed generation capacity and over 4,000 megawatts of development projects and identified acquisition opportunities for up to ~$500 million of upfront and follow-on growth capital (~$100 million net to Brookfield Renewable).

South Korea is home to many high-quality power-intensive corporates with decarbonization objectives and has government mandated renewable portfolio requirements for energy companies, creating a strong market for renewable energy credits and capital recycling. And while this market is new for our renewables business, the broader Brookfield has been a long-time successful investor in the country.

Delivering Competitive Energy Solutions

Over the past two decades, solar and wind have gone from a negligible source of global electricity production to over thirteen percent of total supply and have also become the most cost competitive sources of power globally. New build solar and wind now cost less than running existing fossil fuel plants in most markets.

We are seeing a similar scenario play out with batteries, where costs have declined 85% in the past decade and 60% in the past six years. Batteries are benefiting from economies of scale with the growth of the electric vehicle market, from incremental demand for capacity and grid stabilizing services, and by enabling increased penetration of low-cost renewables by providing a power solution for customers when the sun is not shining, or the wind is not blowing. As a result, the cost curve for batteries is now declining at a steeper pace than traditional renewables.

With lower capital costs, higher potential revenues and increasing demand for this type of solution from customers, we are focused on deploying capital into battery energy storage solutions in select markets. This quarter, we were awarded twenty-year capacity contracts for 400 megawatts of battery storage from the grid operator in Ontario through a joint venture with our First Nations partner. The projects have attractive risk-adjusted return profiles given the long-dated fixed revenue stream and high-quality offtaker. It should also be noted that Neoen (soon to be us) participated in the same Ontario auction, winning an equal amount of these attractive contracts.

We also began construction on 220 megawatts of battery storage capacity in Texas, targeting commissioning in the second half of 2025 and strong returns. With these development projects and the closing of our Neoen acquisition, we will be one of the largest battery developers globally with 2,300 megawatts of operating and under construction capacity.

Including our pumped storage assets, which are benefitting from the same demand drivers as batteries, we will have 5,000 megawatts of operating and under construction storage capacity. Alongside our hydro assets which have significant reservoir capacity, these assets are increasingly critical to enabling the deployment of low-cost 24-7 renewable power solutions that meet customers’ needs and represent a significant competitive advantage for our business.

Operating Results

We generated FFO of $339 million million this quarter, up 9% from the prior year, or $0.51 per unit, benefiting from asset development, recent acquisitions, and strong all-in pricing. We continue to diversify our business and enhance the durability of our cash flows and expect to achieve our 10%+ FFO per unit growth target for the year.

Our hydroelectric segment delivered FFO of $136 million, benefiting from strong all-in pricing, particularly in North America, and solid generation in Brazil.

Our wind and solar segments generated a combined $194 million of FFO, driven by recent additions in North America, Europe and India. The segment benefited from organic growth and M&A with an additional 7,200 megawatts of net operating capacity compared to the prior year.

Our distributed energy, storage, and sustainable solutions segments generated a combined $86 million of FFO in the quarter as we continue to grow this segment through M&A and organic development. Westinghouse, our nuclear services business, continues to perform well, and the outlook is getting stronger. We are seeing long-term upside in the business expectations from when we acquired the business driven primarily by an improved outlook for the nuclear fuel business and new plant deployment as the only baseload carbon-free power at scale that exists with current proven technologies. As new nuclear generation is increasingly viewed as part of the solution to growing electricity demands, both for corporate customers, including technology players, and centralized utilities, we are exceedingly well-positioned to benefit, given Westinghouse’s global leadership position and leading technology offering.

We continued to grow and advance our development pipeline which now stands at 200,000 megawatts with 65,000 megawatts at the advanced stage. We expect to commission approximately 7,000 megawatts of new capacity this year, which when completed will add approximately $90 million of annual incremental FFO. We are scaling up our development activities and expect to grow our annual commissioning capacity to approximately 10,000 megawatts per annum over the next several years.

Balance Sheet & Liquidity

Our balance sheet is very strong and we have $4.4 billion of available liquidity providing us the flexibility to deploy scale capital in the current environment where we are seeing a significant volume of opportunities to invest at attractive risk adjusted returns.

During the quarter we took advantage of tightening spreads by executing $1.7 billion of project level financings. We continue to execute on opportunities to refinance project level debt extending maturities in what is a constructive market for investment grade financings.

In July, we opportunistically issued C$300 million of 10-year notes and C$100 million of 30-year notes at interest rates of approximately 4.9% and 5.4%, respectively. The issuances extended our average corporate debt maturity profile beyond 12 years at an attractive cost of capital.

We continue to see opportunities to monetize de-risked operating assets at attractive returns. In the quarter, we executed on asset sales generating over $400 million in proceeds (~$250 million net to Brookfield Renewable) and two times our invested capital.

We are well positioned to continue to rotate capital in this market, with both a large pipeline of development projects that we are de-risking and bringing into operation, as well as an expansive global portfolio of operating assets which we have acquired, de-risked, or developed over the years.

We have been advancing several additional sales processes at very attractive returns and expect to generate approximately $3 billion ($1.3 billion net to Brookfield Renewable) in proceeds this year from recycling, our highest year ever.

Distribution Declaration

The next quarterly distribution in the amount of $0.355 per LP unit, is payable on September 27, 2024 to unitholders of record as at the close of business on August 30, 2024. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.3550 per share, also payable on September 27, 2024 to shareholders of record as at the close of business on August 30, 2024. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia. Our operating capacity totals over 34,000 megawatts and our development pipeline stands at approximately 200,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager with over $925 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0)7398 909 278	(416)-649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s Second Quarter 2024 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on August 2, 2024 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/7my4iqqw/

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	June 30		December 31
	2024		2023
Assets
Cash and cash equivalents		$1,236		$1,141
Trade receivables and other financial assets(5)		4,610		5,237
Equity-accounted investments		2,530		2,546
Property, plant and equipment, at fair value and Goodwill		63,714		65,949
Deferred income tax and other assets(6)		1,709		1,255
Total Assets		$73,799		$76,128

Liabilities
Corporate borrowings(7)		$3,896		$2,833
Borrowings which have recourse only to assets they finance(8)		25,857		26,869
Accounts payable and other liabilities(9)		9,207		9,273
Deferred income tax liabilities		6,858		7,174

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$18,099		$18,863
General partnership interest in a holding subsidiary held by Brookfield	48		55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,330		2,684
BEPC exchangeable shares	2,152		2,479
Preferred equity	565		583
Perpetual subordinated notes	738		592
Preferred limited partners' equity	634		760
Limited partners' equity	3,415	27,981	3,963	29,979
Total Liabilities and Equity		$73,799		$76,128

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED (MILLIONS, EXCEPT AS NOTED)	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Revenues	$1,482	$1,205	$2,974	$2,536
Other income	62	61	96	87
Direct operating costs(10)	(618)	(425)	(1,252)	(826)
Management service costs	(53)	(55)	(98)	(112)
Interest expense	(489)	(402)	(965)	(796)
Share of earnings (loss) from equity-accounted investments	(25)	13	(58)	46
Foreign exchange and financial instrument gain	116	172	236	318
Depreciation	(517)	(458)	(1,019)	(887)
Other	(27)	59	(39)	5
Income tax recovery (expense)
Current	(16)	(37)	(44)	(80)
Deferred	(3)	18	11	37
Net income (loss)	$(88)	$151	$(158)	$328
Net income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(66)	$(190)	$(116)	$(399)
Net loss attributable to Unitholders	(154)	(39)	(274)	(71)
Basic and diluted loss per LP unit	$(0.28)	$(0.10)	$(0.51)	$(0.20)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Operating activities
Net income (loss)	$(88)	$151	$(158)	$328
Adjustments for the following non-cash items:
Depreciation	517	458	1,019	887
Unrealized foreign exchange and financial instrument gain	(122)	(144)	(239)	(274)
Share of (earnings) loss from equity-accounted investments	25	(13)	58	(46)
Deferred income tax expense (recovery)	3	(18)	(11)	(37)
Other non-cash items	37	(15)	93	22
	372	419	762	880
Net change in working capital and other(11)	(141)	(37)	(207)	165
	231	382	555	1,045
Financing activities
Net corporate borrowings	—	—	297	293
Corporate credit facilities, net	300	—	300	—
Non-recourse borrowings, commercial paper, and related party borrowings, net	765	(794)	1,412	(1,056)
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	138	587	289	1,581
Issuance of equity instruments, net and related costs	(155)	630	(37)	630
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(269)	(307)	(401)	(449)
To unitholders of Brookfield Renewable or BRELP	(271)	(246)	(531)	(489)
	508	(130)	1,329	510
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	(6)	(11)	(87)
Investment in property, plant and equipment	(820)	(484)	(1,660)	(1,056)
Disposal (purchase) of associates and other assets	(50)	321	(48)	(218)
Restricted cash and other	(24)	(31)	(10)	(15)
	(894)	(200)	(1,729)	(1,376)
Foreign exchange gain (loss) on cash	(27)	16	(44)	30
Cash and cash equivalents
Increase (decrease)	(182)	68	111	209
Net change in cash classified within assets held for sale	(5)	(6)	(16)	(5)
Balance, beginning of period	1,423	1,140	1,141	998
Balance, end of period	$1,236	$1,202	$1,236	$1,202

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	2,987	3,028	3,562	3,569	$256	$274	$165	$181	$97	$114
Brazil	1,029	1,062	1,020	1,020	53	58	35	42	30	36
Colombia	670	904	908	907	72	66	31	47	9	21
	4,686	4,994	5,490	5,496	381	398	231	270	136	171
Wind	2,108	1,435	2,444	1,767	154	129	136	132	103	106
Utility-scale solar	1,109	659	1,262	842	120	110	117	107	91	77
Distributed energy & storage	395	375	326	291	61	68	54	53	44	45
Sustainable solutions	—	—	—	—	114	14	51	11	42	10
Corporate	—	—	—	—	—	—	40	13	(77)	(97)
Total	8,298	7,463	9,522	8,396	$830	$719	$629	$586	$339	$312

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	6,608	6,604	6,796	6,806	$559	$609	$371	$411	$234	$272
Brazil	2,043	2,269	2,028	2,028	112	119	77	87	66	74
Colombia	1,364	1,914	1,751	1,760	151	132	76	95	29	44
	10,015	10,787	10,575	10,594	822	860	524	593	329	390
Wind	4,236	3,112	4,944	3,765	324	271	257	239	190	184
Utility-scale solar	1,829	1,143	2,106	1,410	213	198	207	176	152	117
Distributed energy & storage	679	608	551	484	113	129	97	98	78	78
Sustainable solutions	—	—	—	—	233	33	86	23	75	21
Corporate	—	—	—	—	—	—	33	16	(189)	(203)
Total	16,759	15,650	18,176	16,253	$1,705	$1,491	$1,204	$1,145	$635	$587

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended June 30, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$6	$8	$(18)	$17	$9	$(110)	$(88)
Add back or deduct the following:
Depreciation	159	196	128	34	—	—	517
Deferred income tax expense (recovery)	6	(1)	3	3	(1)	(7)	3
Foreign exchange and financial instrument loss (gain)	(7)	(72)	(2)	(15)	(17)	(3)	(116)
Other(12)	50	43	37	12	(18)	61	185
Management service costs	—	—	—	—	—	53	53
Interest expense	199	118	79	40	6	47	489
Current income tax expense	4	10	2	1	—	(1)	16
Amount attributable to equity accounted investments and non-controlling interests(13)	(186)	(166)	(112)	(38)	72	—	(430)
Adjusted EBITDA attributable to Unitholders	$231	$136	$117	$54	$51	$40	$629

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended June 30, 2023:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$93	$59	$39	$(3)	$48	$(85)	$151
Add back or deduct the following:
Depreciation	163	175	84	28	7	1	458
Deferred income tax expense (recovery)	(26)	9	6	(8)	—	1	(18)
Foreign exchange and financial instrument loss (gain)	(6)	(75)	(28)	12	(53)	(22)	(172)
Other(12)	(7)	14	(11)	21	—	19	36
Management service costs	—	—	—	—	—	55	55
Interest expense	193	81	67	27	9	25	402
Current income tax expense	25	6	6	—	—	—	37
Amount attributable to equity accounted investments and non-controlling interests(13)	(165)	(137)	(56)	(24)	—	19	(363)
Adjusted EBITDA attributable to Unitholders	$270	$132	$107	$53	$11	$13	$586

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the six months ended June 30, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$128	$17	$(79)	$(11)	$3	$(216)	$(158)
Add back or deduct the following:
Depreciation	320	406	224	65	4	—	1,019
Deferred income tax expense (recovery)	8	(7)	2	—	(1)	(13)	(11)
Foreign exchange and financial instrument loss (gain)	(41)	(147)	5	(7)	(40)	(6)	(236)
Other(12)	3	14	16	(12)	(8)	77	90
Management service costs	—	—	—	—	—	98	98
Interest expense	397	229	164	72	9	94	965
Current income tax expense	22	19	2	2	—	(1)	44
Amount attributable to equity accounted investments and non-controlling interests(13)	(313)	(274)	(127)	(12)	119	—	(607)
Adjusted EBITDA attributable to Unitholders	$524	$257	$207	$97	$86	$33	$1,204

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the six months ended June 30, 2023:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$331	$88	$(9)	$23	$75	$(180)	$328
Add back or deduct the following:
Depreciation	317	325	166	57	21	1	887
Deferred income tax expense (recovery)	(1)	9	5	(22)	1	(29)	(37)
Foreign exchange and financial instrument loss (gain)	(100)	(115)	(26)	2	(52)	(27)	(318)
Other(12)	18	19	1	37	(13)	48	110
Management service costs	—	—	—	—	—	112	112
Interest expense	376	143	132	50	20	75	796
Current income tax expense	59	10	11	—	—	—	80
Amount attributable to equity accounted investments and non-controlling interests(13)	(407)	(240)	(104)	(49)	(29)	16	(813)
Adjusted EBITDA attributable to Unitholders	$593	$239	$176	$98	$23	$16	$1,145

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations:

UNAUDITED (MILLIONS)	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Net income	$(88)	$151	$(158)	$328
Add back or deduct the following:
Depreciation	517	458	1,019	887
Deferred income tax expense (recovery)	3	(18)	(11)	(37)
Foreign exchange and financial instruments gain	(116)	(172)	(236)	(318)
Other(14)	185	36	90	110
Amount attributable to equity accounted investment and non-controlling interest(15)	(162)	(143)	(69)	(383)
Funds From Operations	$339	$312	$635	$587

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income per LP unit is reconciled to Funds From Operations:

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Net income (loss) per LP unit(1)	$(0.28)	$(0.10)	$(0.51)	$(0.20)
Adjust for the proportionate share of
Depreciation	0.39	0.38	0.77	0.75
Deferred income tax recovery and other	0.45	0.28	0.81	0.50
Foreign exchange and financial instruments (gain)	(0.05)	(0.08)	(0.11)	(0.14)
Funds From Operations per Unit(3)	$0.51	$0.48	$0.96	$0.91

BROOKFIELD RENEWABLE CORPORATION

REPORTS SECOND QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation (“BEPC” or our “company”) (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.355 per class A exchangeable subordinate voting share of BEPC (a “Share”), payable on September 27, 2024 to shareholders of record as at the close of business on August 30, 2024. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. (“BEP” or the “Partnership”) (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.

	For the three months ended June 30		For the six months ended June 30
US$ millions (except per unit amounts), unaudited	2024	2023	2024	2023
Select Financial Information
Net income (loss) attributable to the partnership	$(342)	$291	$149	$(774)
Funds From Operations (FFO)(2)	219	195	438	397

BEPC reported FFO of $219 million for the three months ended June 30, 2024 compared to $195 million in the prior year. After deducting non-cash depreciation, remeasurement of the BEPC exchangeable and class B shares, and other non-cash items our Net loss attributable to the partnership for the three months ended June 30, 2024 was $342 million.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	June 30		December 31
	2024		2023
Assets
Cash and cash equivalents		$614		$627
Trade receivables and other financial assets(5)		2,423		2,972
Equity-accounted investments		637		644
Property, plant and equipment, at fair value and Goodwill		38,554		44,892
Deferred income tax and other assets(6)		385		286
Total Assets		$42,613		$49,421

Liabilities
Borrowings which have recourse only to assets they finance(8)		$14,174		$16,072
Accounts payable and other liabilities(9)		3,603		5,680
Deferred income tax liabilities		5,547		5,819

BEPC exchangeable and class B shares		4,450		4,721

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$9,079		$11,070
Participating non-controlling interests – in a holding subsidiary held by the partnership	232		272
The partnership	5,528	14,839	5,787	17,129
Total Liabilities and Equity		$42,613		$49,421

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED (MILLIONS)	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023

Revenues	$989	$901	$2,114	$1,967
Other income	43	39	67	52
Direct operating costs(10)	(419)	(308)	(903)	(612)
Management service costs	(22)	(32)	(43)	(68)
Interest expense	(341)	(315)	(704)	(621)
Share of loss from equity-accounted investments	(7)	(3)	(22)	—
Foreign exchange and financial instrument gain (loss)	37	(7)	66	108
Depreciation	(312)	(327)	(657)	(633)
Other	(24)	50	2	11
Remeasurement of BEPC exchangeable and class B shares	(277)	380	271	(683)
Income tax (expense) recovery
Current	(9)	(34)	(29)	(72)
Deferred	3	16	(10)	(9)
Net income (loss)	$(339)	$360	$152	$(560)
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$1	$68	$2	$211
Participating non-controlling interests – in a holding subsidiary held by the partnership	2	1	1	3
The partnership	(342)	291	149	(774)
	$(339)	$360	$152	$(560)

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Operating activities
Net income (loss)	$(339)	$360	$152	$(560)
Adjustments for the following non-cash items:
Depreciation	312	327	657	633
Unrealized foreign exchange and financial instruments (gain) loss	(38)	16	(66)	(92)
Share of loss from equity-accounted investments	7	3	22	—
Deferred income tax expense	(3)	(16)	10	9
Other non-cash items	30	5	46	29
Remeasurement of exchangeable and class B shares	277	(380)	(271)	683
	246	315	550	702
Net change in working capital and other(11)	(106)	(62)	(153)	142
	140	253	397	844
Financing activities
Non-recourse borrowings and related party borrowings, net	99	(345)	230	(626)
Capital contributions from participating non-controlling interests	43	51	125	103
Return of capital to participating non-controlling interests	(36)	—	(36)	—
Issuance of exchangeable shares, net	—	251	—	251
Distributions paid and return of capital:
To participating non-controlling interests	(188)	(188)	(264)	(321)
	(82)	(231)	55	(593)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	—	—	(81)
Investment in equity-accounted investments	—	(3)	—	(3)
Investment in property, plant and equipment	(199)	(158)	(476)	(320)
Disposal of subsidiaries, associates and other securities, net	191	103	78	106
Restricted cash and other	(43)	(37)	(24)	(24)
	(51)	(95)	(422)	(322)
Foreign exchange gain (loss) on cash	(30)	14	(39)	27
Cash and cash equivalents
Decrease	(23)	(59)	(9)	(44)
Net change in cash classified within assets held for sale	(2)	(3)	(4)	(3)
Balance, beginning of period	639	657	627	642
Balance, end of period	614	595	$614	$595

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income (loss) to Funds From Operations:

UNAUDITED (MILLIONS)	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023

Net income (loss)	$(339)	$360	$152	$(560)
Add back or deduct the following:
Depreciation	312	327	657	633
Foreign exchange and financial instruments loss (gain)	(37)	7	(66)	(108)
Deferred income tax expense	(3)	(16)	10	9
Other(16)	59	34	(145)	85
Dividends on BEPC exchangeable shares(17)	64	61	129	119
Remeasurement of BEPC exchangeable and BEPC class B shares	277	(380)	(271)	683
Amount attributable to equity accounted investments and non-controlling interests(18)	(114)	(198)	(28)	(464)
Funds From Operations	$219	$195	$438	$397

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this letter to unitholders include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain asset), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this letter to unitholders. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this letter to unitholders include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this letter to unitholders and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this letter to unitholders. This letter to unitholders is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures – Three Months Ended June 30” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q2 2024 interim report. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Quarter Ended June 30" included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q2 2024 interim report.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1) For the three and six months ended June 30, 2024, average LP units totaled 285.2 million and 286.0 million, respectively (2023: 277.6 million and 276.5 million, respectively).

(2) Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3) Average Units outstanding for the three and six months ended June 30, 2024 were 663.3 million and 664.1 million, respectively (2023: 649.6 million and 647.8 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding as at June 30, 2024 were 663.2 million (2023: 667.0 million).

(4) Normalized FFO assumes long-term average generation in all segments and uses 2023 foreign currency rates. For the three and six months ended June 30, 2024, the change related to long-term average generation totaled $66 million and $78 million, respectively (2023: $50 million and $49 million, respectively) and the change related to foreign currency totaled $3 million and $1 million, respectively.

(5) Balance includes restricted cash, trades receivables and other current assets, financial instrument assets, and due from related parties.

(6) Balance includes goodwill, deferred income tax assets, assets held for sale, intangible assets, and other long-term assets.

(7) Balance includes current and non-current portion of corporate borrowings.

(8) Balance includes current and non-current portion of non-recourse borrowings on the consolidated statement of financial position.

(9) Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities.

(10) Direct operating costs exclude depreciation expense disclosed below.

(11) Balance includes change in working capital, dividends received from equity accounted investments and changes due to or from related parties.

(12) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA

(13) Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(14) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(15) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(16) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(17) Balance is included within interest expense on the consolidated statements of income (loss).

(18) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(19) Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(20) Available liquidity of over $4.4 billion refers to “Part 5 - Liquidity and Capital Resources” in the Management Discussion and Analysis in the Q2 2024 Interim Report.

(21) 12-15% target returns are calculated as annualized cash return on investment.